1285 Avenue of the Americas, 35th Floor, New York, NY 10019
T 212.554.4219 - F 212.554.4258

September 16, 2008

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:	James Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance

Re:	The Sagemark Companies Ltd.
Form 10-KSB for the year ended December 31, 2007
File No. 000-04186

Dear Mr. Rosenberg:

This letter is in response to the letter dated September 12, 2008 from the Securities and Exchange Commission (the “SEC Letter”) concerning the above referenced filing.

1 Comment: We note that in your amended 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 29, 2008, we asked you to consider whether management’s failure to provide its report on internal control over financial reporting impacts its conclusion reading the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would insure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-KSB to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

Answer: The Registrant is filing simultaneously herewith amendment No. 2 to its Form 10-KSB for the year ended December 31, 2007 to include management’s revised conclusion on the effectiveness of its disclosure controls and procedures stating that DC&P were not effective as of the end of the fiscal year.

The Company acknowledges that:

(1) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Respectfully yours,

/s/ George W. Mahoney
George W. Mahoney
Chief Executive Officer and Chief Financial Officer